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Bilal Athar

founder - wifigen.net

Lahore, Pakistan · 500+ connections · **Contact info**

 **Wifigen**

The City School

About

Forbes 30 under 30 | Entrepreneur | Product Design Expert

Experience



CEO
Wifigen
Aug 2014 – Present · 5 yrs 1 mo
0209, Arfa Software Technology Park, Ferozpur Road, Lahore.

wifigen.net



CEO
Ikhtira Systems
Oct 2012 – Dec 2013 · 1 yr 3 mos
Pakistan

Ikhtira Systems was launched by a group of intellectuals who with their in-depth energetic insight want to bring a socio economical change in Pakistan through technology. Our team includes CCIEs, CCSPs, CCNPs, CCNAs, CEH, MCITPs, MCPs and Apple Certified IT & Media Professionals. We are proud to be one of the only IT & Network Solutions company ... See more

Cisco and Microsoft Instructor
Galaxy Computer Education
Mar 2012 – Sep 2013 · 1 yr 7 mos
Abu Dhabi

Trainer

I.T Officer
Beaconhouse School Systems
Jul 2011 – Jan 2012 · 7 mos
Beaconhouse School Group Office. 488, Block Y, DHA Lahore.

IT Help Desk support, Tier 1 & 2 troubleshooting.

Education

The City School
A Level, Business & Economics., B
2007 – 2009
Activities and Societies: Debate Team, House Caption,

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2010 – 2011

The City School
O level, Business, Economics and Accounting.
2004 – 2007

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Volunteer Experience

Responsible Youth Leader
United Nations
Jan 2013 • 1 mo
Economic Empowerment

Skills & Endorsements

Cisco Technologies · 29

Abdul Q. and 28 connections have given endorsements for this skill

Routers · 19

Endorsed by **Zia Ur Rehman (ZRF) and 1 other who is highly skilled at this**   Endorsed by **2 of Bilal's colleagues at Wifigen**

Apple Certified · 2

Abdul Q. and 1 connection have given endorsements for this skill

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